Exhibit 107

Calculation of Filing Fee Table

Form S-1

(Form Type)

Genelux Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Common Stock, par value $0.001 per share	Other(2)	1,315,213(3)	$35.36	$46,509,351	0.00011020	$5,126

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), the shares of common stock, par value $0.001 per share (“Common Stock”), of Genelux Corporation (the “Registrant”) being registered hereunder shall also include such indeterminate number of shares of Common Stock as may be issuable with respect to the shares of Common Stock being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act. Pursuant to Rule 457(c), calculated on the basis of the average of the high and low prices per share of Common Stock as reported on The Nasdaq Capital Market on June 23, 2023.

(3)	Consists of an aggregate of 1,315,213 shares of Common Stock, including (i) 1,190,213 shares of Common Stock issued and sold to certain accredited investors in private placements pursuant to securities purchase agreements executed on May 12, 2023 and June 9, 2023 and (ii) 125,000 shares of Common Stock that will be issued and sold to certain accredited investors on or before July 31, 2023 pursuant to the securities purchase agreement executed on May 12, 2023.